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                                                  EXHIBIT H

                     PROPOSED FORM OF NOTICE

     New England Electric Resources, Inc. (NEERI), a wholly-owned, non-utility subsidiary of New England Electric System (NEES), has filed Form U-1 Application/Declaration File No. 70-____ under Sections 9(a) and 10 of the Public Utility Holding Company Act of 1935 (the Act).

     In File No. 70-7950, NEERI sought the Commission's authorization to invest up to $10 million in research and development activities. As NEERI stated in its Form U-1, the types of projects and technologies which it intended to pursue "include, without limitation...Electro-technologies, energy efficiency and power quality measures...Other developing environmental, new generation and transmission technologies[.]" By its order dated February 23, 1995 (Release No. 35-26235), the Commission authorized this activity. Further, the Commission authorized NEES to provide $10 million in financing to NEERI to establish a research and development fund for these activities.

     In its Application/Declaration on Form U-1, File No. 70-7950, NEERI agreed "that any acquisition of securities by it using any of the research and development funds requested herein will remain subject to further Commission authorization." NEERI now seeks to obtain Commission approval to acquire the securities of a company developing a new generation technology for the performance monitoring and risk management of power turbines. Pursuant to the authority previously granted by the Commission, NEES proposes to provide funding for this research and development activity.